Exhibit 99.1

news release
Encana generates second quarter cash flow of US$1.1 billion, or $1.47 per share
Natural gas and liquids production grows 4 percent per share
Calgary, Alberta (July 21, 2011) — Encana Corporation (TSX, NYSE: ECA) delivered strong operational performance and solid financial results in the second quarter of 2011, growing natural gas and liquids production by 4 percent per share from the second quarter in 2010. Cash flow was US$1.1 billion, or $1.47 per share. Operating earnings were $166 million, or 22 cents per share. As a result of commodity price hedging in the second quarter, Encana’s cash flow was $131 million, after tax, or 18 cents per share, higher than what the company would have generated without its commodity price hedging program. Second quarter total production was approximately 3.46 billion cubic feet equivalent per day (Bcfe/d), up 111 million cubic feet equivalent per day (MMcfe/d) from the same quarter in 2010.
“Encana delivered another quarter of strong operating performance and achieved solid cash flow and operating earnings in the face of natural gas prices that remain at levels that we believe are unsustainably low in the long term. We are on track to meet our annual guidance for cash flow and production, which is expected to grow between 5 and 7 percent per share in 2011. We remain firmly focused on being among the lowest-cost producers in the natural gas industry, diligently applying capital discipline, risk management and increased operational efficiencies in all of our decision making,” said Randy Eresman, President & Chief Executive Officer.
Pursuing cost savings through operating efficiencies and supply chain optimization
“We have adapted to this prolonged period of soft natural gas prices by taking meaningful steps and applying advanced technologies to manage costs over the long term as we pursue margin maximization on all of the natural gas that we produce. On our Haynesville resource play hubs, we have reduced well drilling times in the last year by 20 percent to 40 days, and a number of wells this year have been drilled in 35 days. To counter the high demand and inflationary rates for well completion equipment, we have established long-term, efficiency-based contracts with four new, dedicated completions crews. In addition, by applying effective logistics management and leveraging Encana’s demand, we have reduced our cost of commodities by self-sourcing steel, sand and fuel. These are proactive cost management programs that we expect will result in significant and ongoing cost savings. Our integrated supply chain approach also helps eliminate bottlenecks and optimize cycle times. We now have 15 rigs fuelled by natural gas, about one-third of our current drilling complement, generating fuel savings of between $300,000 and $1 million per rig per year, depending on the rig’s size and fuel system. While industry cost inflation this year is expected to average about 10 percent, we expect our inflation rate to average approximately half that level — which we expect will be more than offset by improvements in efficiencies,” Eresman said.
Encana establishes sizeable positions in two promising liquids rich plays — Duvernay and Tuscaloosa
In keeping with the company’s first-mover strategy of quietly assembling meaningful land positions to capture large resource opportunities, Encana has established two more sizable land positions in prospective liquids rich plays. In western Alberta, the company has accumulated more than 365,000 net acres in the Duvernay play, where preliminary drilling results by Encana and other operators show significant potential. Two more Duvernay exploration wells are planned for this year. In Mississippi and Louisiana, Encana has captured more than 250,000 net acres of the Tuscaloosa marine shale lands and the company plans to evaluate the play’s potential this year.
“Both of these plays are in their early days, but we are encouraged by our exploration results to date. Duvernay and Tuscaloosa are just two of a handful of exciting opportunities that we are pursuing on the more than 2.1 million net acres we hold with strong potential for liquids production. The Niobrara formation in Colorado and the Collingwood shale in Michigan, plus our well-established land positions in the Alberta Deep Basin and the Montney formation in Alberta and British Columbia, provide us with a diverse and promising portfolio of prospective opportunities to grow liquids production over the long term,” Eresman said.

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Several divestiture and joint venture initiatives moving forward
Encana’s non-core divestiture program is well underway towards achieving the company’s 2011 net divestitures goal of between $1 billion and $2 billion. Encana is actively engaged with a number of parties in a competitive process to divest of non-core midstream and upstream assets in Canada and the U.S. — transactions that include the northern portion of Encana’s Greater Sierra resource play, midstream assets in the Cutbank Ridge resource play which straddles the British Columbia-Alberta border, the company’s interest in the Cabin Gas Plant in Horn River and midstream assets in the Piceance basin of Colorado. In its joint venture initiatives to accelerate the value recognition of its enormous resource potential, Encana is also pursuing investment partners in its undeveloped Horn River lands and producing properties in the south portion of Greater Sierra. In addition, competitive marketing of joint venture opportunities on Encana’s extensive undeveloped lands in its Cutbank Ridge resource play will commence this summer. Proceeds from these planned transactions are expected to supplement 2011 cash flow generation in the current low price environment and strengthen the company’s balance sheet, providing financial flexibility going into 2012.
Deep Panuke project gearing up to begin production in fourth quarter
After sailing from its Abu Dhabi construction site in the Middle East, the production field centre (PFC) for Encana’s Deep Panuke natural gas development offshore Nova Scotia arrived in the port of Mulgrave on the Strait of Canso in late June. Crews are completing pre-commissioning work before the PFC is towed to the field location for installation about 250 kilometres southeast of Halifax. Deep Panuke is expected to deliver its first natural gas to market in the fourth quarter of 2011, with production ramping up to about 200 million cubic feet per day (MMcf/d). Offshore work this fall includes commissioning of all the operational systems, hooking up the four production wells to the PFC and connecting production facilities to the 176 kilometre pipeline that will deliver natural gas to shore at Goldboro, Nova Scotia.
“Our Deep Panuke project is gearing up to begin delivering clean natural gas to prime markets along the Eastern seaboard of North America,” said Michael Graham, Encana’s Executive Vice-President & President, Canadian Division.
Natural gas hedges help protect cash flow generation
For the next 18 months, Encana has about half of its expected production hedged at attractive prices — about 1.8 billion cubic feet per day (Bcf/d) at an average NYMEX price of $5.75 per thousand cubic feet (Mcf) for the last half of 2011 and approximately 2.0 Bcf/d of expected 2012 natural gas production at an average NYMEX price of about $5.80 per Mcf.
“Our risk management programs increase the certainty of our cash flow generation and help ensure stability for our capital programs and dividend payments — prudent measures that continue to underpin Encana’s financial strength,” Eresman said.
IMPORTANT INFORMATION
Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. As of January 1, 2011, Encana prepares its interim consolidated financial statements and comparative information in accordance with International Financial Reporting Standards (IFRS) 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board. Prior to 2011, Encana’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (previous GAAP). Reconciliations between previous GAAP and IFRS financial information can be found in the consolidated financial statements available on the company’s website at www.encana.com. Additional supplemental information will be posted on Encana’s website. Encana defines supply cost as the flat NYMEX natural gas price that yields an internal rate of return of 9 percent after tax, and does not include land costs.

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Second Quarter 2011 Highlights
Financial
•	Cash flow per share of $1.47, or $1.1 billion
•	Operating earnings per share of 22 cents, or $166 million
•	Net earnings per share of 21 cents, or $176 million
•	Capital investment, excluding acquisitions and divestitures, of $1.1 billion
•	Realized natural gas prices of $5.09 per Mcf and realized liquids prices of $92.66 per barrel (bbl). These prices include realized financial hedges
•	At the end of the quarter, debt to capitalization was 33 percent, debt to debt adjusted cash flow was 1.9 times and debt to adjusted EBITDA was 2.0 times
•	Paid dividend of 20 cents per share
Operating
•	Total production of 3.46 Bcfe/d
•	Natural gas production of 3.31 Bcf/d
•	NGLs and oil production of about 24,300 barrels per day (bbls/d)
•	Operating and administrative costs were $1.01 per thousand cubic feet equivalent (Mcfe)
Strategic Developments
•
Encana outlined plans to offer a variety of joint venture opportunities for portions of its undeveloped Montney resources in Cutbank Ridge and, separately, to examine a transaction with respect to midstream pipeline and processing assets in the area.

•
Encana Oil & Gas (USA) Inc., a subsidiary of Encana, completed an upstream joint-venture development agreement with Northwest Natural Gas Company, an Oregon natural gas distributor, which will result in Northwest Natural investing about $250 million over the next five years to earn a working interest in certain sections of Encana’s Jonah field in Wyoming.

•	Divested non-core assets in North America for total proceeds of approximately $43 million and acquired approximately $151 million of upstream assets, for net acquisitions of about $108 million.
Financial Summary

(for the period ended June 30)	Q2	Q2	6 months	6 months
($ millions, except per share amounts)	2011	2010	2011	2010
Cash flow[1]	1,087	1,217	2,042	2,389
Per share diluted	1.47	1.65	2.77	3.20
Operating earnings[1]	166	66	181	463
Per share diluted	0.22	0.09	0.25	0.62
Earnings Reconciliation Summary

Net earnings (loss)	176	(457)	254	1,033
Deduct (Add back):
Unrealized hedging gain (loss), after tax	18	(340)	(70)	572
Exploration and evaluation, after tax	(78)	—	(78)	—
Gain (loss) on divestitures, after tax	26	28	109	62
Non-operating foreign exchange gain (loss), after tax	44	(211)	112	(64)
Operating earnings[1]	166	66	181	463
Per share diluted	0.22	0.09	0.25	0.62

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 6.

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Production & Drilling Summary

(for the period ended June 30)	Q2	Q2		6 months	6 months
(After royalties)	2011	2010	% ∆	2011	2010	% ∆
Natural gas (MMcf/d)	3,309	3,202	+3	3,253	3,162	+3
Natural gas production per 1,000 shares (Mcf/d)	4.49	4.34	+3	4.42	4.26	+4
NGLs and Oil (Mbbls/d) [1]	24	24	—	24	24	—
NGLs and Oil production per 1,000 shares (Mcfe/d)	0.20	0.19	+5	0.19	0.19	—
Total production (MMcfe/d)	3,455	3,344	+3	3,395	3,304	+3
Total production per 1,000 shares (Mcfe/d)	4.69	4.53	+4	4.61	4.45	+4
Capital investment ($ millions)	1,120	1,096	+2	2,406	2,120	+13
Net wells drilled	145	151	-4	604	599	+1

1	Thousand barrels per day
Second quarter total production up 4 percent per share
Total second quarter production was 3.46 Bcfe/d, up 4 percent per share from 3.34 Bcfe/d in the second quarter of 2010. Natural gas production was 3.31 Bcf/d, up 3 percent per share year over year. Canadian Division production increased 9 percent year over year to about 1.53 Bcfe/d, led by Cutbank Ridge, up about 90 MMcfe/d to 535 MMcfe/d, as well as strong growth in coalbed methane (CBM), which was up 50 MMcfe/d from the second quarter of 2010 to 476 MMcfe/d. USA Division production was down 1 percent to 1.92 Bcfe/d compared to the second quarter of 2010, largely because results in the second quarter of 2010 were affected by production volumes brought back on stream that had been shut in and curtailed in 2009 due to low prices. Also, USA Division production was about 35 MMcfe/d lower due to net divestitures. Production decreases were partially offset by strong growth in Haynesville where production grew 89 percent to 487 MMcfe/d from 258 MMcfe/d in the second quarter of 2010.
Canadian Division capital investment in the second quarter was $468 million, down from $489 million a year earlier. USA Division capital investment was $618 million, up from $594 million in the second quarter of 2010.
Production from key resource plays

	Average Daily Production (MMcfe/d)
	2011			2010[1]					2009[1]
				Full					Full
Key Resource Play	YTD	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	504	498	510	559	521	545	574	595	601
Piceance	427	428	426	458	437	442	470	482	373
Texas	401	398	404	488	429	434	503	584	473
Haynesville	450	487	412	287	391	310	258	189	61
Canadian Division
Greater Sierra	259	266	252	236	240	238	247	218	204
Cutbank Ridge	527	535	518	461	511	515	445	371	379
Bighorn	248	257	238	240	247	260	253	198	176
CBM	473	476	469	431	445	419	426	434	450

Total key resource plays	3,289	3,345	3,229	3,160	3,221	3,163	3,176	3,071	2,717
Other production	106	110	106	161	132	159	168	194	286

Total production	3,395	3,455	3,335	3,321	3,353	3,322	3,344	3,265	3,003

1	2010 and 2009 results have been restated to reflect a realignment of key resource play areas.

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Second quarter natural gas and liquids prices

			6	6
	Q2	Q2	months	months
	2011	2010	2011	2010
Natural gas
NYMEX ($/MMBtu)	4.31	4.09	4.21	4.69
Encana realized gas price[1] ($/Mcf)	5.09	5.50	5.04	5.81
NGLs and Oil ($/bbl)
WTI	102.34	77.99	98.50	78.39
Encana realized liquids price[1]	92.66	67.05	86.85	67.06

1	Realized prices include the impact of financial hedging.
Encana’s risk management program continues to supplement revenue and stabilize cash flow
As a result of commodity price hedging in the second quarter, Encana’s before-tax cash flow was $196 million higher than what the company would have generated without its hedging program. Since 2006, Encana’s commodity price hedging program has resulted in about $7.7 billion of before-tax cash flow in excess of what would have been generated had the company not implemented a commodity price hedging program. Encana hedges the price on a portion of its production in order to reduce the risk of lower prices and to provide greater certainty to cash flow generation, which adds stability to the funding of ongoing capital investment.
About 50 percent of natural gas production hedged for remainder of 2011
Encana continues to manage natural gas price risks through its commodity price hedges. As of June 30, 2011, Encana has hedged approximately 1.8 Bcf/d, about 50 percent of expected July to December 2011 natural gas production, at an average NYMEX price of $5.75 per Mcf. In addition, Encana has hedged approximately 2.0 Bcf/d of expected 2012 natural gas production at an average NYMEX price of $5.80 per Mcf and 405 MMcf/d of expected 2013 natural gas production at an average price of $5.29 per Mcf.
Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year. Risk management positions as at June 30, 2011 are presented in Note 17 to the unaudited Interim Consolidated Financial Statements.
Corporate developments
Quarterly dividend of 20 cents per share declared
Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on September 30, 2011 to common shareholders of record as of September 15, 2011. Based on the July 20, 2011 closing share price on the New York Stock Exchange of $31.55, this represents an annualized yield of about 2.5 percent.
Guidance
Encana’s corporate guidance is unchanged from the most recent update published June 21, 2011.
Financial strength
Encana maintains a strong balance sheet. At June 30, 2011, approximately 90 percent of its outstanding debt was composed of fixed-rate debt with an average remaining term of about 12 years. At June 30, 2011, Encana had $5.2 billion of committed revolving bank credit facilities, of which $4.4 billion remains unused. Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. The company stewards its financial position to a variety of metrics. At June 30, 2011, the company’s debt to capitalization ratio was 33 percent. The company’s debt to debt adjusted cash flow was 1.9 times and debt to adjusted EBITDA was 2.0 times, on a trailing 12-month basis.

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CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
A conference call and webcast to discuss the results will be held for the investment community today, Thursday, July 21, 2011, beginning at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3:00 p.m. ET on July 21 until midnight July 28, 2011 by dialing (800) 642-1687 or (416) 849-0833 and entering passcode 27940937.
A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, and net change in non-cash working capital. Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities. Debt to debt adjusted cash flow is a non-GAAP measure defined as cash flow before interest expense net of tax.

•
Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

•
Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company’s overall financial strength. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, exploration and evaluation expenses and impairments.

These measures do not have standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures provided by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING OIL AND GAS INFORMATION — In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

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ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expected cost savings from various cost management programs of the company; expected inflation rate for the company; expectation to increase liquids production over the next few years and in the long term, including possible opportunities from Duvernay, Tuscaloosa and other liquids rich plays; ability to meet 2011 net divestitures goal, including the projected assets that will be divested and the expectation for these transactions to supplement cash flow in 2011; ability to attract joint venture partners and third party capital; expected date of first natural gas at Deep Panuke; success of risk management and hedging strategies; number of wells to be drilled in various resource and emerging plays; estimated increase in natural gas demand from transportation, power generation, and exports of liquefied natural gas to new markets; expected efficiencies to be generated by resource play hub approach; potential of emerging plays; projections contained in 2011 guidance (including estimates of cash flow per share, upstream operating cash flow, natural gas and NGLs production, growth per share, capital investment, net divestitures, and operating costs); anticipated crude oil and natural gas prices; target debt to capitalization, debt to debt adjusted cash flow and debt to adjusted EBITDA ratios; potential dividends; 2011 updated corporate guidance for each of the company’s key resource plays; ability to maintain investment grade credit ratings and strong liquidity position; and expectation of a price recovery in natural gas. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements or attract third party capital; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over five years or longer, are based upon numerous facts and assumptions, including a projected capital program averaging approximately $6 billion per year that underlies the long-range plan of Encana, which is subject to review annually and to such revisions for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the company achieving an average rate of approximately 2,500 net wells per year, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage well completions and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Forward-looking information respecting anticipated 2011 cash flow for Encana is based upon achieving average production of oil and gas for 2011 of between 3.475 Bcfe/d and 3.525 Bcfe/d, commodity prices for natural gas of NYMEX $4.50 — $5/Mcf, commodity prices for crude oil of (WTI) $85 — $95 per bbl and an estimated U.S./Canadian dollar foreign exchange rate of $0.95 — $1.05 and a weighted average number of outstanding shares for Encana of approximately 736 million.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contacts:	Media contacts:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

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